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Takeout
Pizza Grace

Pizza Place

2464 N. Clark St.
chicago, IL 60614
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Pizza Grace is seeking investment to open it's first location in Chicago.
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Early Investor Bonus: The investment multiple is increased to 2 for the next $107,000 invested.
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INVESTOR PERKS

Pizza Grace is offering perks to investors. You earn perks based on your total investment amount in this business.

Right of first refusal Invest $25,000 or more to qualify. 4 of 4 remaining

Right of first refusal on all subsequent locations. Offer ends after investor's first refusal.

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THE TEAM
Ryan Westover
Owner/Chef Pizza Grace

About Ryan Westover

Founder/Chef of Pizza Grace

Ryan Westover is a long-time veteran of the food and restaurant industries. He began his career at two popular chains; Domino's and Papa John's where he learned the value of streamlined processes, systems, and manageability.

Later he joined a NY-style pizza company based in Georgia and began working with more artisan-style pizzas and scratch made dough. Ryan then spent the next several years working with his father as a stone mason.

During this time, he developed a strong identity as a creative. The craftsmanship, use of tools that changed little over the years, and permanent nature of masonry left a strong impression, but ultimately the kitchen came calling again. Ryan went on to work at Bridge Mill country club in Canton, Ga where he was exposed to a true scratch kitchen and learned the fine details of a full-service restaurant and event space. In 2009 Ryan left Georgia to pursue a career as a pastry chef, he graduated from Stratford University in Falls Church, VA in 2011.

He worked at Sonoma Restaurant and Wine Bar in Capital Hill as a Pizza and line cook, while he was still in school.

After graduation, Ryan went on to join Kimpton Hotels and Restaurants at Jackson 20 under Chef Dennis Marron, it was here where Ryan's creative and simple approach to dessert began. When Chef Marron was transferred to Poste Modern Brasserie in Penn Quarter, he recruited Ryan to lead the pastry department. Under Chef Marron, he developed a style and approach that gained the attention of Food and Wine Magazine, placing Chef Ryan in the 2013 "The People's Best New Pastry Chef" promotion. That same year he went on to win the "Brightest Young Things" Donut Fest, a donut competition attracting some of the city's top chefs and donut shops.

In 2015, Ryan was hired to head up the bakery at 1789, a longstanding DC institution. While there he was able to complete the Clyde's Group Management Training Program learning the nuance of restaurant management with special attention to financial accountability.

While at 1789, Ryan was recognized for his talents by the Washington Post, CBS DC, National Restaurant News, and was interviewed by StarChefs.com for their Rising Stars DC promotion. Not only did he gain recognition for his creative ability but also learned how to create and scale dessert production.

The Bakery at 1789 also served as the dessert production kitchen for several other Clyde's locations including The Old Ebbitt Grill, one of the most profitable restaurants in the country.

After a brief stent as the Corporate Pastry Chef for MIC, Ryan went back to his alma matter, only this time a pastry chef instructor. For the next 2 years, he taught and helped develop budding pastry students. During this time, he focused his attention on rounding out his skill sets and pastry techniques. This is where he rekindled his passion for pizza.

Chef Ryan taught several artisan breads courses during his time as an instructor. The pizza section of those courses gave him an opportunity to hone his pizza making skills. For the last five years, Ryan has been committed to researching, testing, and developing the "perfect" dough.

For the past 2 years Ryan has been working at Itaberco, a dessert ingredient manufacturing company based in Baltimore, MD as the corporate pastry chef. He is involved in product development, sales, marketing, business development, and helps small business set up profitable dessert programs all over the country.

At Pizza Grace, Ryan hopes to make his mark as a restauranteur and pizza maker. Grace has a unique approach to pizza and will feature 100% hand mixed dough, 100% naturally leavened, and will utilize whole wheat flours to add flavor depth and nutritional value.

PIZZA GRACE
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I built a pizzeria in my basement to conduct R&D. Here are the results.

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HOW ARE WE DIFFERENT THAN EVERY OTHER PIZZA PLACE?

Artistic approach to take out pizza from pastry chef Ryan Westover. Small footprint, manageable, profitable.

No on the job training required. Chef Ryan has 15 years experience in the food industry.
No take out pizza like this one. 100% naturally leavened. Get the upscale pizza experience in take out form.
Fine dining pastry approach to pizza. Methodical, scalable, artistic.
Location will be set in a big world class market, Lincoln Park, Chicago. Minutes away from Alinea.
PIZZAS
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BUILDING A BRAND NOT A RESTAURANT

Strong Branding, logo design by Studio Kuyl. Fine art turned graphic design. A name that resonates.

Grace: simple elegance or refinement of movement, the skill behind our food

Grace: courteous goodwill, hospitality
Grace: to do honor with one's presence, our respect for staff and customers
Grace: favor without merit, my journey and food story in three words
Grace: saying thanks, pizza is something to be thankful for
Grace: What does Grace mean to you?
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
website and app development $2,500
Space build out $20,000
legal and accounting fees, permits $4,000
equipment purchase $24,400
working capital $15,000
custom packaging purchase $8,500
pre-opening staff training $1,800
pre-opening and opening inventory $2,400
pre-opening NNN, waste management, utilities $1,300
Mainvest Compensation $5,100
Total $85,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $530,000 $609,500 $670,450 $697,268 $711,213
Cost of Goods Sold $95,410 $109,721 $120,693 $125,520 $128,030
Gross Profit $434,590 $499,779 $549,757 $571,748 $583,183

EXPENSES

Rent $50,400 $51,660 $52,951 $54,274 $55,630
Utilities $16,800 $17,220 $17,650 $18,091 $18,543
Salaries $180,000 $207,000 $227,700 $236,808 $241,544
Insurance $9,996 $10,245 $10,501 $10,763 $11,032
Repairs & Maintenance $25,000 $25,625 $26,265 $26,921 $27,594
Legal & Professional Fees $4,992 $5,116 $5,243 $5,374 $5,508
payroll tax $14,400 $14,760 $15,129 $15,507 $15,894
internet/phone $2,640 $2,706 $2,773 $2,842 $2,913
Pos/chownow $3,900 $3,997 $4,096 $4,198 $4,302
credit card fees $10,596 $10,860 $11,131 $11,409 $11,694
kitchen and restaurant supplies $4,800 $4,920 $5,043 $5,169 $5,298
debt payments $30,000 $30,000 $30,000 $30,000 $30,000
comp. charges $2,496 $2,558 $2,621 $2,686 $2,753
bank charges $1,800 $1,845 $1,891 $1,938 $1,986
misc. unforeseen charges $6,000 $6,150 $6,303 $6,460 $6,621
Operating Profit $70,770 $105,117 $130,460 $139,308 $141,871
This information is provided by Pizza Grace. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
final pitch deck chicago (2).pdf
Investment Round Status

$85,000

TARGET

$120,000

MAXIMUM

This investment round closes on April 7, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name PIzza Grace LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $107,000 invested
2×
Investment Multiple 1.85×
Business's Revenue Share 6%-8.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition

We are in the start up phase

Forecasted milestones

Pizza Grace forecasts the following milestones:

Secure lease in Chicago, IL] by [March,2021].

Hire for the following positions by [sous chef, 6/1/2021

[hourly staff, 5/15/2021

Achieve [$530000] revenue per year by end of year 1.

Achieve [$125000] profit per year by end of year 3.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Pizza Grace's fundraising. However, Pizza Grace may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pizza Grace to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pizza Grace competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pizza Grace's core business or the inability to compete successfully against the with other competitors could negatively affect Pizza Grace's financial performance.

Real Estate Risk

Pizza Grace is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Pizza Grace is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Pizza Grace. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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